BENEFIT Study in Early Treatment of MS Completes Enrollment

Berlin, June 18, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced the completion of recruitment for its Phase III study in patients with early signs of multiple sclerosis (MS). Known as BENEFIT, it is the first long-term MS trial to assess a high-dose, frequently administered beta interferon therapy (Schering's Betaferon(R)) in people who are at high risk for developing clinically definite MS.

More than 450 patients from 98 centers in 20 countries have been randomized and started treatment in the two-year study. The final results will be available by mid-2005.

"This study seeks to answer the question: 'What is the extent to which we can postpone the development of clinically definite MS in a population of patients who are at high risk?'" said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG. "Given the breadth of data demonstrating the superior efficacy of high-dose, high-frequency beta interferon in patients who have already progressed to MS, we feel it is warranted to evaluate this regimen in patients with the first clinical signs of the disease."

In MS, it is believed that the patient's immune system destroys the fatty tissue, or myelin, that protects nerve fibers in the brain and spinal cord. The first indication of the disease is a single, clinical "demyelinating event." Two such events, separated anatomically and by time, indicate a clinically definite case of MS.

"Previous studies have shown that early treatment with lower, once-weekly doses of beta interferon can delay the onset of the second demyelinating episode and, thus, the conversion to clinically definite MS,2 said Dr. Kapp. "With BENEFIT, we will attempt to improve on these results as well as determine the long-term effects of treatment on disease progression, thus offering a more complete therapeutic assessment."

End

About the Study
BENEFIT (Betaferon(R) in newly emerging multiple sclerosis for initial treatment) is a double-blind, randomized, parallel group, multicenter study that will examine the effect of early treatment with Betaferon in more than 450 patients with a first clinical episode suggestive of MS. Patients will receive either placebo or Betaferon 250 mcg every other day for two years, or until they convert to clinically definite MS, whichever comes first. They will then participate in an open-label follow-up study to determine Betaferon's long-term effects.

The two-year randomized study should be completed by the second quarter 2005, with results being available in mid-2005. Outcomes include onset of a second clinical event, development of new MRI lesions, changes in EDSS and MS functional composite scores, and quality of life. The follow-up study will proceed for at least three years, and will include an integrated analysis based on the combined data from both studies. It is expected to end by 2008.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng